Franklin Templeton Investments

One Franklin Parkway

San Mateo, California 94404

June 12, 2009

Filed Via EDGAR (CIK # 0000837274)

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Franklin Templeton Variable Insurance Products Trust (“Trust”)

File Nos. 033-23493 and 811-05583

Ladies and Gentlemen:

On March 25, 2009 the Trust filed Post-Effective Amendments to its Registration Statement on Form N-1A (amendment no. 55 under the Securities Act of 1933, as amended (“1933 Act”) and amendment no. 56 under the Investment Company Act of 1940, as amended) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the 1933 Act. As requested by staff (“Staff”) of the Securities and Exchange Commission (“SEC”), the Trust is providing the acknowledgements below in connection with the Amendment.

Notwithstanding the Trust’s providing below the requested acknowledgements in response to comments by the Staff, the Trust respectfully disagrees with the Staff’s characterization of them as “Tandy” letter representations. The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and used, the Tandy letter procedure reflected a compromise in which a registrant sought to go effective immediately notwithstanding the Staff having commenced an inquiry into a possible securities law violation by the registrant. The Trust is aware of no such inquiry. The Trust hereby acknowledges as follows:

•	Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;

•

Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff do not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

The Trust may not assert Staff comments or changes to disclosure in response to Staff comments on the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC under the federal securities laws.

Please direct any inquiries to Kevin Kirchoff at (650) 525-8050.

Sincerely,

FRANKLIN TEMPLETON VARIABLE INSURANCE

PRODUCTS TRUST

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President

Franklin Templeton Variable Insurance Products Trust

and Senior Associate General Counsel

Franklin Resources, Inc.

FTVIP MI